EXHIBIT 10.1

**FIFTH AMENDMENT
TO AMENDED AND RESTATED CREDIT AGREEMENT AND WAIVER**

THIS FIFTH AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT AND WAIVER, dated as of February 20, 2009 (this "Amendment"), is by and among **ALLIANCE ONE INTERNATIONAL, INC.**, a Virginia corporation (the "Company"), **INTABEX NETHERLANDS B.V.**, a company formed under the laws of The Netherlands and a Subsidiary of the Company (the "Dutch Borrower"; together with the Company, collectively the "Borrowers," and individually, a "Borrower"), each of the Domestic Subsidiaries of the Company from time to time party hereto (the "Domestic Guarantors"), **ALLIANCE ONE INTERNATIONAL AG**, a Swiss corporation ("Alliance AG"; together with the Company and the Domestic Guarantors, collectively the "Guarantors" and individually, a "Guarantor"), the Lenders party hereto, and **WACHOVIA BANK, NATIONAL ASSOCIATION**, a national banking association, as administrative agent for the Lenders (in such capacity, the "Administrative Agent").

W I T N E S S E T H:

WHEREAS, pursuant to the Amended and Restated Credit Agreement dated as of March 30, 2007 (as previously amended or modified and as further amended, restated or otherwise modified from time to time, the "Credit Agreement"; capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Credit Agreement) among the Borrowers, the Guarantors, the lenders and other financial institutions from time to time party thereto (the "Lenders"), and the Administrative Agent, the Lenders have extended commitments to make certain credit facilities available to the Borrowers;

WHEREAS, the Credit Parties have requested that the Required Lenders (a) amend certain provisions of the Credit Agreement and (b) waive any potential Defaults and/or Events of Default relating to the insolvency of Alliance One Congo SPRL (collectively, the "Congo Potential Events of Default");

WHEREAS, the Credit Parties have requested an increase to the Revolving Committed Amount in an aggregate amount of up to $55,000,000 (the "Revolver Increase") to be provided by certain existing Revolving Lenders (the "Existing Increase Revolving Lenders") and the New Revolving Lenders (as hereinafter defined); and

WHEREAS, (a) the Required Lenders are willing to (i) make such amendments and (ii) waive the Congo Potential Events of Default and (b) the Existing Increase Revolving Lenders and the New Revolving Lenders are willing to provide the Revolver Increase, in each case subject to the terms and conditions set forth herein.

NOW, THEREFORE, IN CONSIDERATION of the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

SECTION 1
AMENDMENTS

1.1 <u>**Amendment to Index of Schedules**</u>. The index of Schedules listed in the Table of Contents of the Credit Agreement is hereby amended by inserting in sequential order a reference to "Schedule 1.1(d) Revolving Commitment Schedule".

1.1 <u>**New Definition**</u>. The following definition is hereby added to Section 1.1 of the Credit Agreement in the appropriate alphabetical order:

"<u>Potential Acquisition</u>" shall mean that certain acquisition permitted pursuant to the terms of Section 6.5(j).

1.2 <u>**Amendment to Definition of Consolidated EBIT**</u>. The definition of Consolidated EBIT in Section 1.1 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

"Consolidated EBIT" shall mean, as of the last day of any fiscal quarter of the Company for the Calculation Period ending on such date, the sum (without duplication) of (a) Consolidated Net Income plus (b) to the extent included in the determination of such Consolidated Net Income, (i) Consolidated Income Tax Expense plus (ii) Consolidated Interest Expense minus (iii) any extraordinary items of gain minus (iv) any items of gain attributable to Financial Accounting Standards Board Statements No. 121, 123R, 133 (solely with respect to any interest rate swap, cap or collar agreement), 142 and 144) plus (v) any items of loss attributable to Financial Accounting Standards Board Statements No. 121, 123R, 133 (solely with respect to any interest rate swap, cap or collar agreement), 142 and 144) plus (vi) costs and expenses incurred in connection with exit and disposal activities associated with discontinued foreign operations in an amount not to exceed $15,000,000 in the aggregate, in each case determined for the Company and its Subsidiaries on a consolidated basis in accordance with GAAP plus (vii) the Permitted Allowance in an aggregate amount not to exceed $55,000,000 in the aggregate; provided that $37,500,000 of such Permitted Allowance shall be allocated to the fiscal quarter ended March 31, 2008 plus (viii) certain one-time fees and expenses associated with the Potential Acquisition in an aggregate amount not to exceed $2,000,000 minus (ix) write-ups of the Permitted Allowance minus (x) write downs of the Permitted Allowance

1.3 <u>**Amendment to Definition of Revolving Commitment Percentage**</u>. The definition of Revolving Commitment Percentage in Section 1.1 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

"Revolving Commitment Percentage" shall mean, for each Revolving Lender, the percentage identified as its Revolving Commitment Percentage in the Revolving Commitment

Schedule attached hereto as <u>Schedule 1.1(d)</u> or in the Assignment and Assumption pursuant to which such Revolving Lender became a Revolving Lender hereunder, in each case as such percentage may be modified in connection with any assignment made in accordance with the provisions of Section 9.6.

1.4 **<u>Amendment to Definition of Revolving Lender</u>**. The definition of Revolving Lender in Section 1.1 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

"<u>Revolving Lender</u>" shall mean, as of any date of determination, a Lender holding a Revolving Commitment and/or a portion of the outstanding Revolving Loans on such date.

1.5 **<u>Amendment to Section 2.1(a)</u>**. Section 2.1(a) of the Credit Agreement is hereby amended by (i) replacing the reference therein to "$150,000,000" with "$200,000,000 and (ii) replacing the reference therein to "TWO HUNDRED FIFTY MILLION DOLLARS ($250,000,000)" with "THREE HUNDRED AND FIVE MILLION DOLLARS ($305,000,000)".

1.6 **<u>Amendment to Section 2.2(a)</u>**. Section 2.2(a) of the Credit Agreement is hereby amended by replacing the reference therein to "$150,000,000" with "$200,000,000".

1.7 **<u>Amendment to Section 2.3(a)</u>**. Section 2.3(a) of the Credit Agreement is hereby amended by replacing the reference therein to "$150,000,000" with "$200,000,000".

1.8 **<u>Amendment to Section 4.2(c)</u>**. Section 4.2(c) of the Credit Agreement is hereby amended by replacing the reference therein to "$150,000,000" with "$200,000,000".

1.9 **<u>Amendment to Section 5.9(b)</u>**. Section 5.9(b) of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

(b) *<u>Maximum Consolidated Leverage Ratio</u>. Maintain at all times a Consolidated Leverage Ratio of not more than the following:*

Period	Ratio
October 1, 2008 through and including June 30, 2009	*5.00 to 1.00*
July 1, 2009 through and including September 30, 2009	*4.75 to 1.00*
October 1, 2009 through and including December 31, 2009	*4.50 to 1.00*
January 1, 2010 through and including March 31, 2010	*4.25 to 1.00*
April 1, 2010 and thereafter	*4.00 to 1.00*

1.10 **<u>Amendment to Section 6.1(l)</u>**. Section 6.1(l) of the Credit Agreement is hereby amended by replacing the reference therein to "$600,000,000" with "$545,000,000".

1.11   Amendment to Section 6.2(m).   Section 6.2(m) of the Credit Agreement is hereby amended by replacing the reference therein to "$275,000,000" with "$200,000,000".

1.12   Amendment to Section 6.5.   Section 6.5 of the Credit Agreement is hereby amended by (i) striking the word "and" at the end of paragraph (h), (ii) replacing the period at the end of paragraph (i) with a semicolon, and (iii) adding new paragraphs (j) and (k) to read as follows:

(j)   in addition to the Acquisitions otherwise permitted in accordance with this Section 6.5, an Acquisition (other than a Hostile Acquisition) for consideration consisting of cash or Cash Equivalents, common stock of the Company (valued at the market value thereof as of the date of the issuance thereof), other securities or properties of a Credit Party or any Subsidiary (valued in good faith by the Board of Directors of the Company), the assumption of any Indebtedness (valued at the principal amount thereof), any other consideration (valued in good faith by the board of directors of the Company) or any combination of the foregoing; <u>provided</u> that (i) the aggregate value of all such consideration for such Acquisition shall not exceed $90,000,000 (exclusive of fees and expenses incurred in connection with such Acquisition), (ii) immediately before and after giving effect to such Acquisition, no Default or Event of Default shall have occurred and be continuing, (iii) no more than 25% of the aggregate value of all such consideration for such Acquisition shall be funded with Revolving Loans, (iv) the Company shall have delivered to the Administrative Agent a certificate of the Company's chief financial officer, treasurer or chief accounting officer containing calculations that demonstrate that immediately after giving effect to such Acquisition on a Pro Forma Basis, the Credit Parties are in compliance with the financial covenants set forth in Section 5.9, (v) the Consolidated Leverage Ratio, calculated on a Pro Forma Basis immediately after giving to such Acquisition, shall be less than the Consolidated Leverage Ratio in effect as of the most recent fiscal quarter for which the Company has delivered a Compliance Certificate, (vi) the Company shall have delivered to the Lenders the most recent financial statements, as required to be delivered by Sections 5.1(a) and (b), but prepared on a Pro Forma Basis after giving effect to such Acquisition and (vii) (A) the Company shall have requested consent for such Acquisition in writing, to the Administrative Agent, no later than December 31, 2009 and (B) the Required Lenders shall have consented to such Acquisition (such consent not to be unreasonably withheld or delayed); and

(k)   in addition to the Acquisitions otherwise permitted in accordance with this Section 6.5, an Acquisition (other than a Hostile Acquisition) or Investment in Delta Technology and Management Services Private Limited for consideration consisting of cash or Cash Equivalents, common stock of the Company (valued at the market value thereof as of the date of the issuance thereof), other securities or properties of a Credit Party or any Subsidiary (valued in good faith by the Board of Directors of the Company), the assumption of any Indebtedness (valued at the principal amount thereof), any other consideration (valued in good faith by the board of directors of the Company) or any combination of the foregoing in an aggregate value of all such consideration not exceeding $450,000.

1.13 **Amendment to Section 6.10**. Section 6.10(f) is hereby deleted in its entirety and Section 6.10(d) and (e) are hereby amended and restated in their entirety to read as follows:

(d) to make other Restricted Payments so long as (i) no Default or Event of Default shall have occurred or be continuing or would result from any such Restricted Payment, (ii) at the time of each such Restricted Payment and after giving effect to each such Restricted Payment on a Pro Forma Basis, the Credit Parties are in compliance with the financial covenants set forth in Section 5.9(a)-(c), (iii) the Company shall have been in compliance, as of the most recent fiscal quarter end for which the Company has delivered a Compliance Certificate, with the Consolidated Interest Coverage Ratio, Consolidated Leverage Ratio and Consolidated Total Senior Debt to Borrowing Base Ratio levels required by Sections 5.9 for such fiscal quarter end, (iv) such Restricted Payment is permitted by the terms of the Senior Indenture, the Senior Subordinated Indenture and any other agreement or instrument governing or evidencing Indebtedness of the Credit Parties and their Subsidiaries, (v) such Restricted Payments, together with the aggregate amount of all other Restricted Payments declared or made by the Credit Parties and their Subsidiaries on or after the Closing Date (excluding Restricted Payments permitted by subsections (a) and (c) above), do not exceed the sum of (A) 50% of Consolidated Net Income for the period (taken as one accounting period) from the beginning of the fiscal quarter commencing after the Closing Date to the end of the most recent fiscal quarter of the Company for which the Administrative Agent has received financial statements pursuant to Section 5.1(a) or (b) (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit) plus (B) 50% of the aggregate Net Cash Proceeds received by the Credit Parties and their Subsidiaries from Equity Issuances after the Closing Date and (vi) no portion of such Restricted Payment shall be utilized to purchase all or any portion of the outstanding Senior Notes and/or Senior Subordinated Notes and (e) to make other Restricted Payments so long as (i) no Default or Event of Default shall have occurred or be continuing or would result from any such Restricted Payment, (ii) at the time of each such Restricted Payment and after giving effect to each such Restricted Payment on a Pro Forma Basis, the Credit Parties are in compliance with the financial covenants set forth in Section 5.9(a)-(c), (iii) the Company shall have been in compliance, as of the most recent fiscal quarter end for which the Company has delivered a Compliance Certificate, with the Consolidated Interest Coverage Ratio, Consolidated Leverage Ratio and Consolidated Total Senior Debt to Borrowing Base Ratio levels required by Sections 5.9(a)-(c) of the Existing Credit Agreement for such fiscal quarter end, (iv) such Restricted Payments, together with the aggregate amount of all other Restricted Payments declared or made by the Credit Parties and their Subsidiaries on or after the Closing Date (excluding Restricted Payments permitted by subsections (a), (c) and (d) above), do not exceed $35,000,000 and (v) no portion of such Restricted Payment shall be utilized to purchase all or any portion of the outstanding Senior Notes and/or Senior Subordinated Notes.

1.14 **Amendment to Section 6.14**. Section 6.14 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

*Section 6.14 **Maximum Uncommitted Inventories**.*

The Credit Parties shall not permit the Uncommitted Inventories to exceed (a) $225,000,000 in the aggregate for the fiscal quarter ended December 31, 2008, (b) $150,000,000 in the aggregate for the fiscal quarter ended March 31, 2009, (c) $225,000,000 in the aggregate for the fiscal quarters ended June 30, 2009, September 30, 2009, and December 31, 2009, (d) $150,000,000 in the aggregate for the fiscal quarter ended March 31, 2010, and (e) $225,000,000 in the aggregate at the end of each fiscal quarter thereafter.

1.15 **Addition of Schedule 1.1(d) to Credit Agreement**. The Credit Agreement is hereby amended by adding Schedule 1.1(d) attached hereto to the Credit Agreement in sequential order of the other schedules to the Credit Agreement, and such schedule shall hereinafter be deemed Schedule 1.1(d) to the Credit Agreement.

1.16 **Amendment to Schedule 3.23 to Credit Agreement**. Schedule 3.23 to the Credit Agreement is hereby amended and restated in its entirety as attached hereto.

SECTION 2
WAIVER

2.1 **Waiver of Congo Potential Events of Default**. Notwithstanding the provisions of the Credit Agreement to the contrary, the Required Lenders hereby waive, on a one-time basis, any restrictions in the Credit Documents with respect to, and waive any Congo Potential Events of Default that would occur (including without limitation Sections 7.1(e) and (f) of the Credit Agreement) as a result of, the bankruptcy, insolvency, or other similar proceeding of Alliance One Congo SPRL; provided that the aggregate amount of fees, expenses, losses, charges and write-offs incurred by the Company and its Subsidiaries as a result of such proceeding does not exceed $100,000.

2.2 **Effectiveness of Waiver**. This waiver shall be effective only to the extent specifically set forth herein and shall not (a) be construed as a waiver of any breach or default other than as specifically waived herein nor as a waiver of any breach or default of which the Lenders have not been informed by the Borrowers, (b) affect the right of the Lenders to demand compliance by the Borrowers with all terms and conditions of the Credit Agreement, except as specifically modified or waived by this Amendment, (c) be deemed a waiver of any transaction or future action on the part of the Borrowers requiring the Lenders' or the Required Lenders' consent or approval under the Credit Agreement, or (d) except as waived hereby, be deemed or construed to be a waiver or release of, or a limitation upon, the Administrative Agent's or the Lenders' exercise of any rights or remedies under the Credit Agreement or any other Credit Document, whether arising as a consequence of any Event of Default which may now exist or otherwise, all such rights and remedies hereby being expressly reserved.

SECTION 3
CONDITIONS TO EFFECTIVENESS

3.1 <u>**Closing Conditions**</u>. This Amendment shall become effective as of the date hereof (the "<u>Amendment Effective Date</u>") upon satisfaction of the following conditions (in form and substance reasonably acceptable to the Administrative Agent):

(a) <u>Executed Amendment</u>. The Administrative Agent shall have received (i) a counterpart hereof, duly executed by each of the Credit Parties, each New Revolving Lender (as defined below), each Revolving Lender whose Revolving Commitment is increased hereby, and such other Lenders (if any) as may be necessary in order that the signatories hereto comprise Required Lenders (determined before giving effect to this Amendment) and (ii) to the extent requested, a Revolving Note of each Borrower for the account of each New Revolving Lender and each Revolving Lender whose Revolving Commitment is increased hereby.

(b) <u>Fees and Expenses</u>. The Administrative Agent shall have received from the Borrowers such fees and expenses that are payable in connection with the consummation of the transactions contemplated hereby, including, without limitation, the reasonable fees and expenses of Moore & Van Allen PLLC.

(c) <u>Corporate Documents</u>. The Administrative Agent shall have received the following, each in form and substance reasonably satisfactory to the Administrative Agent, an officer's certificate (A) certifying that the articles of incorporation or other organizational documents (or the foreign equivalent, if any), as applicable, of each Credit Party that were delivered on the Closing Date remain true and complete as of the Amendment Effective Date, (B) certifying that the bylaws (or the foreign equivalent, if any) of each Credit Party that were delivered on the Closing Date remain true and correct and in force and effect as of the Amendment Effective Date and (C) attaching copies of the resolutions of the board of directors (or the foreign equivalent) of each Credit Party approving and adopting this Amendment, the transactions contemplated herein and authorizing execution and delivery hereof, and certifying such resolutions to be true and correct and in force and effect as of the Amendment Effective Date.

(d) <u>Legal Opinion</u>. The Administrative Agent shall have received opinions of legal counsel for the Credit Parties, addressed to the Administrative Agent and the Lenders, which opinions shall provide, among other things, that (i) this Amendment has been duly authorized, executed and delivered by each of the Credit Parties and (ii) this Amendment is a valid, binding and enforceable obligation of the Credit Parties, and shall otherwise be in form and substance acceptable to the Administrative Agent.

(e) <u>Revolving Commitments</u>. The Borrower shall have received commitments (including existing commitments from existing Revolving Lenders) equaling or exceeding the Revolving Committed Amount as increased by the Revolver Increase.

(f) <u>Default</u>. After giving effect to this Amendment, no Default or Event of Default shall exist.

(g)   Compliance Certificate.   The Administrative Agent shall have received a Compliance Certificate, certifying that the Credit Parties are in compliance with each of the financial covenants set forth in Section 5.9 for the fiscal quarter ended December 31, 2008 and such Compliance Certificate shall include calculations in reasonable detail required to indicate such compliance with Section 5.9 as of the last day of such period.

(h)   Miscellaneous.   All other documents and legal matters in connection with the transactions contemplated by this Amendment shall be reasonably satisfactory in form and substance to the Administrative Agent and its counsel.

SECTION 4
REVOLVER INCREASE

4.1   Revolver Increase

(a)   New Revolving Lenders.   Each Revolving Lender not a party to the Credit Agreement prior to the date hereof (each a "New Revolving Lender") and identified on their signature pages hereto (a) confirms that it has received a copy of the Credit Agreement, together with copies of the financial statements referred to in Section 3.1 thereof and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Amendment and the Credit Agreement; (b) agrees that it will, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit Agreement; (c) appoints and authorizes the Administrative Agent to take such action as agent on its behalf and to exercise such powers and discretion under the Credit Agreement as are delegated to the Administrative Agent by the terms thereof, together with such powers and discretion as are reasonably incidental thereto; and (d) agrees that it shall (i) be a party to the Credit Agreement and the other Credit Documents, (ii) be a "Revolving Lender" and a "Lender" for all purposes of the Credit Agreement and the other Credit Documents, (iii) share ratably in all LOC Obligations, (iv) perform all of the obligations that by the terms of the Credit Agreement are required to be performed by it as a Revolving Lender and as a Lender under the Credit Agreement and (v) shall have the rights and obligations of a Revolving Lender and a Lender under the Credit Agreement and the other Credit Documents.

(b)   Revolving Lenders.   (i) The Revolving Commitment of each Revolving Lender (including the New Revolving Lenders) shall be the amount set forth opposite the name of such Revolving Lender in Schedule 1.1(d) attached hereto, (ii) the respective LOC Obligations of the Revolving Lenders shall be redetermined based upon each Revolving Lender's Revolving Commitment Percentage, and (iii) within five Business Days, in the case of any Alternate Base Rate Loans then outstanding, and at the end of the then current Interest Period with respect thereto, in the case of any LIBOR Rate Loans then outstanding, the Borrowers shall prepay their respective Revolving Loans in their entirety and, to the extent the Borrowers elect to do so and subject to the conditions specified in Section 4.2 of the Credit Agreement, the Borrowers shall reborrow Revolving Loans from the Revolving Lenders in proportion to their respective

Revolving Commitment Percentages set forth in <u>Schedule 1.1(d)</u> attached hereto, until such time as all outstanding Revolving Loans are held by the Revolving Lenders in such proportion.


SECTION 5
REPRESENTATIONS AND WARRANTIES


5.1 **<u>Representations and Warranties</u>**. Each of the Credit Parties represents and warrants as follows:

(a) It has taken all necessary action to authorize the execution, delivery and performance of this Amendment.

(b) This Amendment has been duly executed and delivered by such Person and constitutes such Person's legal, valid and binding obligations, enforceable in accordance with its terms, except as such enforceability may be subject to (i) bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors' rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

(c) No consent, approval, authorization or order of, or filing, registration or qualification with, any court or governmental authority or third party is required in connection with the execution, delivery or performance by such Person of this Amendment.

(d) After giving effect to this Amendment, the representations and warranties set forth in Article III of the Credit Agreement are true and correct as of the date hereof (except for those which expressly relate to an earlier date).

(e) After giving effect to this Amendment, no event has occurred and is continuing which constitutes a Default or an Event of Default.

(f) The Security Documents continue to create a valid security interest in, and Lien upon, the Collateral, in favor of the Administrative Agent, for the benefit of the Lenders, which security interests and Liens are perfected in accordance with the terms of the Security Documents and prior to all Liens other than Permitted Liens.

(g) Except as specifically provided in this Amendment, the Credit Party Obligations are not reduced or modified by this Amendment and are not subject to any offsets, defenses or counterclaims.

SECTION 6
MISCELLANEOUS

6.1 **Counterparts/Telecopy**. This Amendment may be executed in any number of counterparts, each of which when so executed and delivered shall be an original, but all of which shall constitute one and the same instrument. Delivery of executed counterparts of this Amendment by telecopy shall be effective as an original and shall constitute a representation that an original shall be delivered.

6.2 **Instrument Pursuant to Credit Agreement**. This Amendment is a Credit Document executed pursuant to the Credit Agreement and shall (unless otherwise expressly indicated therein) be construed, administered and applied in accordance with the terms and provisions of the Credit Agreement.

6.3 **Reaffirmation of Credit Party Obligations**. Each Credit Party hereby ratifies the Credit Agreement and acknowledges and reaffirms (a) that it is bound by all terms of the Credit Agreement applicable to it and (b) that it is responsible for the observance and full performance of its respective Credit Party Obligations.

6.4 **Amended Term**s. The term "Credit Agreement" as used in each of the Credit Documents shall hereafter mean the Credit Agreement as amended by this Amendment. Except as specifically amended hereby or otherwise agreed, the Credit Agreement and the other Credit Documents are hereby ratified and confirmed and shall remain in full force and effect according to their terms.

6.5 **Survival**. Except as expressly modified and amended in this Amendment, all of the terms and provisions and conditions of each of the Credit Documents shall remain unchanged.

6.6 **Expenses**. The Borrowers agree to pay all reasonable costs and expenses of the Administrative Agent in connection with the preparation, execution and delivery of this Amendment, including without limitation the reasonable fees, expenses and retainer amounts of the Administrative Agent's legal counsel.

6.7 **Further Assurances**. The Credit Parties agree to promptly take such action, upon the reasonable request of the Administrative Agent, as is necessary to carry out the intent of this Amendment.

6.8 **Governing Law**. THIS AMENDMENT SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES THEREOF (OTHER THAN SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

6.9 **Successors and Assigns**. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

6.10 <u>**General Release**</u>. In consideration of the Lenders entering into this Amendment, each Credit Party hereby releases the Administrative Agent, the Lenders, and the Administrative Agent's and the Lenders' respective officers, employees, representatives, agents, counsel and directors from any and all actions, causes of action, claims, demands, damages and liabilities of whatever kind or nature, in law or in equity, now known or unknown, suspected or unsuspected to the extent that any of the foregoing arises from any action or failure to act under the Credit Agreement on or prior to the date hereof, except, with respect to any such person being released hereby, any actions, causes of action, claims, demands, damages and liabilities arising out of such person's gross negligence or willful misconduct.

6.11 <u>**Waiver of Jurisdiction; Service of Process; Waiver of Jury Trial; Arbitration**</u>. The jurisdiction, service of process, waiver of jury trial and arbitration provisions set forth in Sections 9.12, 9.13 and 9.16 of the Credit Agreement are hereby incorporated by reference, *mutatis mutandis*.

[Balance of Page Intentionally Left Blank].

Each of the parties hereto has caused a counterpart of this Amendment to be duly executed and delivered as of the date first above written.

COMPANY: **ALLIANCE ONE INTERNATIONAL, INC.**

By: /s/   Robert A. Sheets
Name: Robert A. Sheets
Title: Executive Vice President – Chief Financial
          Officer

By: /s/   Joel Thomas
Name: Joel Thomas
Title: Vice President

DUTCH BORROWER: INTABEX NETHERLANDS B.V.

By: /s/   Joel Thomas
Name: Joel Thomas
Title: Attorney-in-Fact

By: /s/   B. Lynne Finney
Name: B. Lynne Finney
Title: Attorney-in-Fact

DOMESTIC GUARANTORS: **[NONE]**

FOREIGN GUARANTORS: **ALLIANCE ONE INTERNATIONAL AG**

By: /s/   Joel Thomas
Name: Joel Thomas
Title: Authorized Signor

By: /s/   Bonita I. Finney
Name: Bonita I. Finney
Title: Authorized Signor

<u>ADMINISTRATIVE AGENT</u>:   **WACHOVIA BANK, NATIONAL ASSOCIATION,**
as Administrative Agent and as a Revolving Lender

By: /s/   Beth Rue
Name: Beth Rue
Title: Vice President